UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from <> to <>

Commission file number: 0-20167

A.                                 Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mackinac Financial Corporation 401(k) Plan

B.                                 Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mackinac Financial Corporation

130 South Cedar Street

Manistique, MI 49854

Mackinac Financial Corporation 401(k) Plan

Financial Report

December 31, 2015

Mackinac Financial Corporation 401(k) Plan

Mackinac Financial Corporation 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Mackinac Financial Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Mackinac Financial Corporation 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2015 and 2014, and the changes in net assets for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan

June 28, 2016

Mackinac Financial Corporation 401(k) Plan

Statement of Net Assets Available for Benefits

	December 31,
	2015	2014

Assets
Participant-directed investments:
Money market fund	$—	$14,398
Pooled separate accounts	5,680,400	4,663,820
Mackinac Financial Corporation stock	472,848	426,529

Total participant-directed investments	6,153,248	5,104,747

Cash	1,280	695
Participant notes receivable	226,208	227,960
Employer contributions receivable	261,846	213,280
Dividends receivable	4,100	2,666

Net assets available for benefits	$6,646,682	$5,549,348

See Notes to Financial Statements

Mackinac Financial Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to net assets
Contributions:
Employee	$507,960
Employer	261,846
Rollovers	707,274

Total contributions	1,477,080

Investment income:
Net unrealized and realized losses in pooled separate accounts	(111,555)
Net unrealized and realized gains in Mackinac Financial Corporation stock	2,357
Total investment income	(109,198)

Interest on participant notes receivable	8,420
Total additions	1,376,302

Deductions from net assets - Benefits paid directly to participants or beneficiaries	(278,968)

Net increase	1,097,334

Net assets available for benefits
Beginning of year	5,549,348
End of year	$6,646,682

See Notes to Financial Statements

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Note 1 - Plan Description

The following description of the Mackinac Financial Corporation 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of Mackinac Financial Corporation (the “Corporation”) who have completed three months of service and are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  During 2015, after the completion of the acquisition of Peninsula Financial Corporation, eligible participants were allowed to rollover their account balances in The Peninsula Bank 401(k) Plan into the Mackinac Financial Corporation 401(k) Plan.

Contributions - Participants may elect to have up to 80 percent of their annual compensation contributed on their behalf as an elective deferral.  Amounts contributed are deducted from gross wages for each payroll period and deposited with John Hancock Life Insurance Company (U.S.A.) or Keefe, Bruyette & Woods, Inc., the Plan’s investment custodians.  The Plan invests in whole shares of the Corporation’s stock generally on the last business day of each month.  The contributions used to purchase whole shares of Corporation stock are held in a cash account until the Plan’s next purchase of whole shares of Corporation stock.  Cash dividends, if any, on Corporation stock will be reinvested in accordance with the participant’s investment election.  Stock dividends, if any, on Corporation stock will be reinvested in Corporation stock unless specifically elected otherwise in writing.  Participants may elect to receive a taxable distribution of any dividends paid on Corporation stock.  Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan.

Mackinac Financial Corporation may make a matching contribution equal to a discretionary percentage of the amount of each participant’s elective deferral, not to exceed 5 percent of a participant’s compensation.  Participants that achieve 1,000 hours of service during the plan year and are employed at the Corporation on the last day of the plan year are eligible for the matching contribution.  For the year ended December 31, 2015, the board of directors elected to contribute, as a matching contribution, 100 percent of the participant’s contribution not to exceed 3 percent of the participant’s deferred compensation, followed by a match of 50 percent of the next two percent of employee deferrals, for a maximum match of up to 4 percent of the participants’ compensation.  The Corporation has the option of making an additional discretionary contribution based on compensation which is determined by its board of directors.  There were no additional discretionary contributions made in 2015.  The Corporation can automatically direct that up to 35 percent of the discretionary match be invested in Corporation stock, and participants may modify this direction of investments subsequently without restriction.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Note 1 - Plan Description (continued)

Participant Accounts - Each participant’s account is credited with the participant’s contribution(s), allocations of the Corporation’s contributions, and plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participants’ compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan, including an option to invest up to 35 percent of the participant’s account balance in Corporation stock.

Vesting - Participants are immediately 100 percent vested in employee salary and rollover contributions and any income or loss thereon. Vesting in the Corporation’s discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service.  For vesting purposes, a year of service is defined as a plan year during which an employee has been credited with at least 1,000 hours of service.  Participants vest in the Corporation’s contributions 100 percent after three years of service.

Participant Notes Receivable - Participants may borrow from their accounts subject to certain maximum and minimum amounts as prescribed in the Plan and in the Internal Revenue Code (IRC).  Participant notes receivable are collateralized by the participant’s account balance and bear interest at a rate charged for similar loans by lending institutions as determined by the plan administrator.

Benefit Payments - Upon termination of employment, the participant or, in the case of death, the surviving spouse can elect to receive the participant’s account balance in a single lump sum or in various installment annuities not to exceed 15 years or the life expectancy of the participant.  If the account is invested in Corporation stock, the participant may elect to receive an “in kind” distribution of whole shares.

Hardship Withdrawals - Participants may request that all or a portion of their account be distributed in the case of severe financial hardship, as defined in the plan document.  The Corporation must approve any such hardship withdrawals.

Forfeitures - If a participant is not fully vested on his or her termination date, the non-vested amount of the account is forfeited.  Forfeitures are used to reduce future Corporation contributions or to pay administrative expenses of the Plan.

Termination - While it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan agreement and ERISA. Upon termination of the Plan, participants become 100 percent vested in their account balances.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Note 1 - Plan Description (continued)

Party-in-interest Transactions - Certain plan assets are in investment funds managed by John Hancock Life Insurance Company or its affiliates.  John Hancock Life Insurance Company (U.S.A.) is a custodian of the Plan; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.  Participants can elect to invest in Mackinac Financial Corporation stock. Mackinac Financial Corporation is the plan sponsor and also pays minimal expenses; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares of Corporation stock allocated to his or her account.  The Plan trustee is required to vote shares of common stock that have been allocated to participants but for which the trustee received no voting instructions in the same manner and in the same proportion as the shares for which the plan trustee received timely voting instructions.

Note 2 - Summary of Significant Accounting Policies

Participant Notes Receivable — Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest.  Participant notes receivable are written off when deemed uncollectible.

Benefit Payments — Benefit distributions are recorded when paid.

Administrative Expenses - Various administrative costs are paid by the Corporation and were negligible in 2015.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (continued)

Investment Valuation - The Plan’s investments are stated at fair value based on quoted market prices, except as noted below.

The pooled separate accounts are valued at net asset value per share, or its equivalent of the funds, which are based on the fair value of the funds’ underlying assets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  See Note 6 — Fair Value for additional information.

New Accounting Pronouncements — During 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) Nos. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent) and 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) — I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient.  ASU 215-07 amended ASC 820, Fair Value Measurements, and removed the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset per shares as a practical expedient.  Part II of ASU No. 2015-12 modifies the investment disclosures under ASC 820 and 962.  Management has determined that there will be no impact on the Plan’s net assets available for benefits or change in net assets available for benefits.  Management has chosen not to early adopt these standards and will adopt these new standards for the Plan’s year ending December 31, 2016.

Change in Presentation — The presentation of the stable value pooled separate account for 2014 has been changed to be consistent with the 2015 presentation.  The fund is presented using Net Asset Value (NAV) per unit as a practical expedient for the fair value of the investment without presentation of contract value or the difference between fair value and contract value.  This change in presentation resulted from a recent clarification from the Financial Accounting Standards Board and had no effect on the Plan’s net assets or change in net assets available for benefits.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Note 3 - Investments

Significant investments of end of year net assets are as follows:

	2015	2014
Pooled separate accounts, at fair value:
JH Lifestyle Growth	$1,025,409	$956,865
JH Lifestyle Balanced	939,553	729,607
JH Lifestyle Aggressive	560,790	511,737
JH Retirement Living 2025	667,804	460,268
Mackinac Financial Corporation stock, at fair value	472,848	426,529

Note 4 - Tax Status

The Plan, as adopted, is a volume submitter plan, which does not require an application for a determination letter from the IRC.  The volume submitter plan received a favorable notification letter from the IRS dated March 31, 2008.  Although, the Plan has been amended since receiving the determination letter, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  The Plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2012.

Note 5 — Employer Contribution

For the 2015 plan year, Mackinac Financial Corporation made an employer matching contribution to the Plan of $261,846.  The balance was a receivable for the plan as of December 31, 2015 and was paid by the Corporation in January of 2016.  Mackinac Financial Corporation utilizes plan forfeitures toward the total contribution to the Plan.  For 2015, the amount utilized was negligible.

Note 6 — Fair Value

Accounting standards require certain assets be reported at fair value on the financial statements and provides a framework for establishing that fair value.  The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.  These level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

The following tables represent the balances of the Plan’s financial assets that were measured at fair value on a recurring basis as of December 31, 2015 and 2014:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2015

	Quoted Prices in
	Active Markets for	Significant Other	Balance at
	Identical Assets	Observable Inputs	December 31,
	(Level 1)	(Level 2)	2015
Assets
Pooled separate accounts:
Balanced asset funds (1)	$—	$4,395,023	$4,395,023
Equity funds (2)	—	644,341	644,341
International funds (2)	—	101,328	101,328
Sector funds (2)	—	186,282	186,282
Fixed income funds (3)	—	73,474	73,474
Hybrid funds (3)	—	48,981	48,981
Stable value fund (4)	—	230,971	230,971
Mackinac Financial Corporation stock	472,848	—	472,848

Total assets	$472,848	$5,680,400	$6,153,248

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Note 6 — Fair Value (continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2014

	Quoted Prices in
	Active Markets for	Significant Other	Balance at
	Identical Assets	Observable Inputs	December 31,
	(Level 1)	(Level 2)	2014
Assets
Money market fund - short term investment	$14,398		$14,398
Pooled separate accounts:
Balanced asset funds (1)	—	3,523,829	3,523,829
Equity funds (2)	—	510,056	510,056
International funds (2)	—	127,644	127,644
Sector funds (2)	—	138,453	138,453
Fixed income funds (3)	—	51,379	51,379
Hybrid funds (3)	—	58,924	58,924
Stable value fund (4)	—	253,535	253,535
Mackinac Financial Corporation stock	426,529	—	426,529

Total assets	$440,927	$4,663,820	$5,104,747

(1) This class represents investments in an actively managed pooled separate account funds that invests primarily in both equity and debt securities.  The investments may include pooled separate accounts, common stock, corporate bonds, interest rate swaps, options and futures.

(2) This class represents investments in an actively managed pooled separate account funds that invests primarily in equity securities which may include pooled separate accounts, common stocks, options and futures.

(3) This class represents investments in actively managed pooled separate account funds with investments in a variety of fixed income investments which may include pooled separate accounts, corporate bonds, both U.S. and non-U.S. municipal securities, interest rate swaps, options and futures.

(4) This class represents an investment in an actively managed pooled separate account that invests in a collective investment trust that invests primarily in corporate bonds, both U.S. and non-U.S., municipal securities and wrapper contracts.

There were no unfunded commitments or redemption restrictions on the investments described above.

The plan’s policy is to recognize transfers between the levels of the fair value hierarchy as of the actual date of the event or change in circumstances that caused the transfer.  There were no significant transfers between levels of the fair value hierarchy during 2015.

The Plan also holds other assets not measured at fair value on a recurring basis, including employer contributions receivable, cash, and accrued income.  The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to the short maturity of the instruments.

Note 7 — Subsequent Event

On April 29, 2016, the Corporation completed its acquisition of The First National Bank of Eagle River (“Eagle River”). Effective immediately, eligible employees of Eagle River shall be eligible to commence participation in and enter the Plan.  As a result of the merger, the account balances of these newly eligible participants will be transferred to the Mackinac Financial Corporation 401(k) Plan prior to year-end December 31, 2016.

Mackinac Financial Corporation 401(k) Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Line 4i

EIN 38-2062816, Plan No. 004

December 31, 2015

Identity of Issuer	Description of Investment	Cost	Current Value

John Hancock Life Insurance Company (U.S.A.)	Pooled separate accounts:
	JH Lifestyle Growth	*	$1,025,409
	JH Lifestyle Balanced	*	939,553
	JH Lifestyle Aggressive	*	560,790
	JH Retirement Living 2025	*	667,804
	John Hancock Stable Value Fund	*	230,971
	JH Retirement Living 2035	*	217,352
	JH Retirement Living 2030	*	190,512
	JH Retirement Living 2045	*	137,495
	JH Retirement Living 2040	*	135,612
	JH Lifestyle Moderate	*	245,481
	JH Retirement Living 2020	*	72,095
	Tocqueville Gold	*	43,759
	Pru Jennison Mid Growth Fund	*	24
	Equity Inc	*	55,172
	500 Index Fund	*	86,291
	JH DFA Emerging Markets Value	*	35,263
	JH American Funds Growth Fund	*	52,925
	JH Retirement Living 2050	*	51,335
	JH Small Cap Value Index	*	38,338
	Utilities Fund	*	31,098
	Blue Chip Growth Fund	*	40,511
	Small Company Value Fund	*	32,122
	Value Fund	*	31,062
	T. Rowe Price Equity Income Fund	*	29,833
	Real Estate Securities Fund	*	37,645
	JH Templeton World	*	27,753
	Templeton Global Bond Fund	*	26,695
	PIMCO All Asset Fund	*	22,659
	Explorer Fund	*	20,552
	T. Rowe Price Health Sciences Fund	*	26,548
	JH Mutual Discovery	*	11,696
	Vanguard Energy Fund	*	11,313
	JH American Funds Wash Mutual	*	15,624
	New Perspective Global Fund	*	11,667
	International Opportunity Fund	*	13,247
	Intl Equity Index Fund	*	12,091
	Large Cap Fund	*	13,664
	JH Lifestyle Conservative	*	151,558
	Investment Company of America	*	11,831
	JH American Funds Am Balanced	*	11,459
	JH American Funds EuroPacific	*	10,892
	John Hancock Disciplined Value Fund	*	9,836
	BlackRock Global Allocation Fund	*	10,116
	Federated High Yield Fund	*	2,941
	Dodge & Cox Stock	*	8,809
	The Income Fund of America	*	4,723
	Mid Cap Stock Fund	*	5,919
	Total Stock Market Index	*	5,975
	Mid Cap Value ETF	*	6,122

Schedule 1

1

Identity of Issuer	Description of Investment	Cost	Current Value
	Mid Value Fund	*	5,969
	DFA US Small Cap Fund	*	7,848
	PIMCO Global Bond Fund	*	5,181
	JPMorgan US Equity Fund	*	68,732
	Fidelity Contra Fund	*	8,416
	American Century Heritage Fund	*	2,960
	Core Bond Fund	*	4,463
	JH Select Growth Fund	*	27
	Capital Appreciation Fund	*	177
	All Cap Core Fund	*	26
	Capital World Growth and Income Fund	*	24
	JH Disciplined Value Mid Cap Fund	*	4,473
	Total Bond Market Fund	*	1,673
	Fidelity Advisor Total Bond Fund	*	2,180
	Strategic Income Opportunities Fund	*	89
	Oppenheimer International Bond Fund	*	59
	Victory Diversified Stock Fund	*	25
	International Growth Fund	*	27
	Lord Abbett Value Opportunities Fund	*	25
	Ivy Asset Strategy Fund	*	24
	Vanguard Midcap Growth ETF	*	1,658
	Invesco Small Cap Growth Fund	*	3,583
	Legg Mason ClearBridge Aggressive Grwoth Fund	*	3,396
	Small Cap Index Fund	*	4,961
	Oppenheimer Developing Markets Fund	*	2,663
	Vanguard Small Cap Growth Index Fund	*	7,949
	New Opportunities Fund	*	352
	Aston Fairpointe Mid Cap Fund	*	4,636
	DFA US Targeted Value Fund	*	2,240
	PIMCO Commodity Real Return Strategy Fund	*	403
	International Value Fund	*	147
	DFA Inflation Protected Securities Fund	*	15,280
	Oppenheimer Global Fund	*	4,117
	All Cap Opportunity	*	3,150
	American Fundamental Holdings Fund	*	2,825
	High Yield Fund	*	237
	JH Domini Social Equity	*	2,185
	Real Return Bond Fund	*	2,271
	IDX Mid	*	5,447
	Fudnamental Large Cap Value Fund	*	37,162
	Growth Index	*	856
	New World Fund	*	625
	Active Bond Funds	*	422
	Small Cap Value Fund	*	378
	Science and Tecnology Fund	*	254
	BlackRock Basic Value Fund	*	298
	JPM Mid Cap Value	*	4,074
	Massachusetts Investors Fund	*	208
	American Funds US Gov Securities	*	12,920
	Small Cap World Fund	*	324
	Dodge & Cox International Stock	*	815
	JH Retirement Living 2015	*	24
	JH Retirement Living 2055	*	—

Mackinac Financial Corporation	Corporation Stock - Mackinac Financial Corporation stock	*	472,848
Participants	Participant notes receivable bearing interest rates of 4.25%		226,208

	Total		$6,379,456

*Cost information not required

2

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mackinac Financial Corporation 401(k) Plan

Date: June 28, 2016	By:	/s/ Ernie R. Krueger
	Name:	Ernie R. Krueger
	Title:	Executive Vice President, Chief Financial Officer
Mackinac Financial Corporation

Exhibit Index

Exhibit 23.1        Consent of Independent Registered Public Accounting Firm